Respect The Writer 2 LLC

Offering Statement

amplify

FORM C
Required Company Disclosures

Purpose of This Form
A Company seeking to raise money using Regulation Crowdfunding must provide certain information to prospective investors to permit investors to make an informed decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 itemizing the information required for Regulation Crowdfunding.

The headings below correspond to the SEC's regulations for Crowdfunding.

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

§227.201(a) – Basic Information About the Company
Name of Company: Respect The Writer 2 LLC ("Company")
State of Organization: Michigan
Date of Incorporation: September 9, 2020
Type of Entity: Limited liability company
Street Address: 15734 Seven Mile Detroit, MI 48235
Website: https://www.rockybadd.com

§227.201(b) – Directors and Officers of the Company

Person #1

Name: September Ragland
All positions with the Company and How Long for Each Position:
Position: Manager **How Long**: Since inception
Business Experience During Last Three Years (Brief Description):
Independent Recording Artist
Principal Occupation During Last Three Years:
Independent Recording Artist
Has this Person Been Employed by Anyone Else During the Last Three Years?

No

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business:

Person #2

Name:

Curtis McKinnon

All positions with the Company and How Long for Each Position:

Position: Director of Marketing **How Long**: Since inception

Business Experience During Last Three Years (Brief Description):

CEO, Crowdfreak, Inc.

Principal Occupation During Last Three Years:

Business Executive

Has this Person Been Employed by Anyone Else During the Last Three Years?

Yes

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business:

Name: CrowdFreak, Inc. **Business:** Music Promotion

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Owner: September Ragland (100%)

§227.201(d) – The Company's Business and Business Plan

Overview
Company was formed to raise funds to support the Artist's release of her next musical album. Artist performs under the name Rocky Badd. Artist is an independent hip-hop artist who resides in Detroit, Michigan. Artist, along with her management, has assembled a plan to promote the Artist and her new album using money raised through crowdfunding. The album will feature approximately 16 songs and will be released after the close of capital. The 16 songs will be selected at the sole discretion of recording artist Rocky Badd. As such, all songs selected for the album will be included in the offering.

In exchange for the support provided to the Artist through the funds raised through crowdfunding, the Company will receive 20% of the digital streaming revenue derived by the Catalog. The Catalog is defined as the new album, *Respect The Writer 2*, and two prior songs, *Goated* and *With You*.

About the Industry
Music distribution continues to evolve in the digital age. With the introduction of music streaming services, global revenues are increasing and artists are monetizing from the streams of their songs. The digital revolution in music has resulted in the mitigation of significant barriers that previously kept smaller artists from being able to distribute their music to the masses. Rocky plans to use Distrokid for her digital distribution provider to get her Catalog onto streaming platforms and digital music stores.

Company Revenue
The Company's revenue will be a percentage of the digital music revenues generated by the Catalog. Revenues will be created by the distribution of the Catalog on digital streaming platforms including but not limited to Spotify, Pandora, Apple Music, YouTube, etc. ("Streaming Platforms"). Digital music revenue also includes individual song sales on Apple iTunes and Amazon. Digital music revenue consists

of digital streaming and digital sales royalties. When the album is completed, the Company plans to use Distrokid to distribute it on the various Streaming Platforms and digital music stores. The Company will receive 20% of the gross revenue generated by the various Streaming Platforms and digital music sales.

Marketing Channels

The money raised through the crowdfunding will be used to support the Artist's marketing plan through various social media channels. The Artist's marketing plan is also calculated to increase the Artist's fanbase while also creating interest in the new album. The various social media channels that will be the focus of the Artist's marketing efforts include: Instagram, Facebook, Twitter, and others. The Artist may implement social media advertising, pitching music streaming playlists, and live event showcases as part of the marketing plan.

Key Partners

CrowdFreak offers aspiring artists a digital platform where they can discover opening act performance opportunities for national headlining artists. CrowdFreak connects the artist with these performance opportunities by working with venues and promoters to disclose performance slots via social media and their digital platform. Since inception, CrowdFreak has placed over 6,000 aspiring artists on stage through showcases and headlining concerts. CrowdFreak also helps artists promote their music on Spotify playlists. Curtis McKinnon, Respect The Writer 2 LLC Director of Marketing, is a co-founder at CrowdFreak.

The Company has also partnered with Menace Media Group, an online agency that specializes in influencer and artist growth. Menace Media Group works with creators to design and implement a growth strategy while executing influencer marketing and other strategies.

§227.201(e) – Number of Employees

The Company currently has no employees.

§227.201(f) – Risks of Investing

Any crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document or any document available on the Artist's website and/or the Crowdfunding Platform.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
Investments in startups and newly formed companies may be risky and you may lose your investment capital. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History
The Company is a newly formed limited liability company with no operating history for prospective investors to consider.

Competition
There are many other competitors in industry. The Company competes on the basis of quality music, strong fanbase, and many other factors. There is no guarantee that Company will be successful in competing against these competitors.

No Right to Participate in Management
As a minority investor, you will not have the right to control the Company in any way or to participate in its management. You should invest only if you are willing to rely completely on the Company's management team.

Reliance on Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company could potentially be damaged.

Use of Funds Risk
At the discretion of the Company's management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Distribution Payout Risk
Streaming payout rates per stream may change based on the streaming service and their payout calculations. There is no guarantee the payout per stream will remain consistent from period to period. There is risk that the financial condition of a music streaming services may cause the service to close.

Liquidity Risk
Investor Shares are currently not tradeable (illiquid). Investors may have the option to trade shares after a 12-month holding period. There is no guarantee that a secondary market will exist for this investment.

Future Performance Risk
Past performance of music streaming and sales does not indicate any future success of musical content. There is a risk the future performance of any music from the artist is not as successful as previously released content.

COVID-19 Disclosure
The declaration of COVID-19 by the World Health Organization (WHO) on March 11, 2020 as a worldwide pandemic has created considerable uncertainty in the worldwide financial markets. Unemployment rates in the US have reached levels as never seen before and concerns about the ongoing spread of the COVID-19 have impacted the normal operations of the vast majority of businesses

at every level. There is risk that COVID-19 may affect the Company's ability to market the project in the same manner as before COVID-19.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $5,000
Minimum: $5,000
Maximum: $10,000
Offering Deadline January 5, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be returned to investors.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount? Yes

The maximum offering amount is $10,000 and will be allocated on a first come-first served basis.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:
The Company is seeking to raise $5,000 to promote and support the upcoming album of recording artist Rocky Badd. Use of proceeds are projected to be as follows: Marketing & Promotion (60%), Music Video (25%), Raise Fees (10%), and Legal/Miscellaneous (5%).

§227.201(j) – The Investment Process

To Invest
- Review this Form C and the Campaign Page;
- If you decide to invest, click the "Invest Now" button
- Follow the instructions

To Cancel Your Investment
Send an email to support@amplifyxfunding.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline. Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering securities in the form of LLC membership interest into the Company.

Respect The Writer 2 LLC has 10,000 outstanding shares. The price is $1.00 per Share. Each share entitles the shareholder to 0.002% of the Total Catalog's revenues. This is calculated as follows: 20% / 10,000 shares = 0.002%.

§227.201(m) – Terms of the Securities

Overview
The Company is offering securities in the form of LLC membership interest into the Company. Issuer is offering 100% of the LLC membership interest, whereby the Company will be entitled to 20% of the Streaming & Digital Download Revenue of the Catalog.

Classes of Securities
The Company has only one class of securities: Investor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares. Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Your Right to Distributions
Royalty distributions will be made to investors annually and pro-rate (according to shares owned). Distributions will be calculated at year end (December) and you will receive a statement by February 15th. The distributions will be made within 30 days of you receiving the statement. You may be asked to create a PayPal, Venmo, CashApp, or other payment account to receive the information. There may be a small service fee associated with the delivery of distributions.

Obligation to Contribute Capital
Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights
Investors will not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Right to Transfer
Investor Shares are currently not tradeable (illiquid). Investors may have the option to trade shares after a 12-month holding period.

Liquidity Preference
In the event of an issuer buy back or liquidation event, the Issuer or acquiring party has the right to right to purchase the shares from the investors at the greater of 3 times the initial purchase price or 3 times the trailing 12-month pro rata revenue.

Modification of Terms of Investor Shares
The terms of the Investor Shares may not be modified or amended.

Dilution of Rights
Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company
September Ragland is the Owner, and the Owner has complete control over the Company. Therefore, Ms. Ragland effectively controls the Company.

Risks Associated with Non-voting Ownership
Owning a non-voting interest in a Company comes with risks, including these:
- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest

How the Owner's Exercise of Rights Could Affect You
- The Owner has full control over the Company and the actions of the Owner could affect you in a number of different ways, including these:
- The Owner decides the quality of the content within the project
- The Owner decides how aggressive the promotional efforts will be
- The Owner has full creative control over the project and its release

§227.201(n) – The Funding Portal

The Company is offering its securities through Amplify Funding LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00222 and the Funding Portal Registration Depository (FPRD) number is 307541.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Amplify Funding LLC as follows:

A success fee equal to 10% of the amount raised.

Amplify Funding LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Amplify Funding LLC to acquire an interest.

Each investor will pay a $5 service fee to the Funding Portal. This fee is to subsidize the cost for AML, KYC, escrow services, payment processing, and other fees associated with use of the platform.

§227.201(p) – Indebtedness of the Company

None

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not raised any money from third parties within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc. The Company has not engaged in any transactions with Insiders.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized as a Limited Liability Company in the state of Michigan on September 9, 2020. The Company has yet to begin conducting operations other than those associated with general start-up and organizational matters. The Company has no revenues and no liquid resources (cash) today.

The Company intends to use the proceeds of the Offering to promote and support the music project, as described in the business plan, as soon as the Offering closes.

If the Company cannot raise money in this Offering, then the Company may dissolve.

Capital Resources

As of now, the Company has not purchased any assets or entered into any agreements to do so.

The potential proceeds from the Offering will be the only source of capital for the Company.

Historical Results of Operations

The Company is in the early stage and has no history of operations.

Changes and Trends

The Company is not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

For information regarding the issuer financial statements, please see Exhibit E: Financial Information.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $5,000. You can track our progress in raising money on the funding portal campaign page.

227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. The Company will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About
N/A

§227.201(z) – Current Monthly Burn Rate of Issuer
The issuer is a newly formed limited liability company with no current activity. As such, the issuer has a current monthly burn rate of $0.

Exhibit A – Business Plan
Respect The Writer 2 LLC

Overview

Company was formed to raise funds to support the Artist's release of her next musical album. Artist performs under the name Rocky Badd. Artist is an independent hip-hop artist who resides in Detroit, Michigan. Artist, along with her management, has assembled a plan to promote the Artist and her new album using money raised through crowdfunding. The album will feature approximately 16 songs and will be released after the close of capital. The 16 songs will be selected at the sole discretion of recording artist Rocky Badd. As such, all songs selected for the album will be included in the offering.

In exchange for the support provided to the Artist through the funds raised through crowdfunding, the Company will receive 20% of the digital streaming revenue derived by the Catalog. The Catalog is defined as the new album, *Respect The Writer 2*, and two prior songs, *Goated* and *With You*.

About the Industry

Music distribution continues to evolve in the digital age. With the introduction of music streaming services, global revenues are increasing and artists are monetizing from the streams of their songs. The digital revolution in music has resulted in the mitigation of significant barriers that previously kept smaller artists from being able to distribute their music to the masses. Rocky plans to use Distrokid for her digital distribution provider to get her Catalog onto streaming platforms and digital music stores.

Company Revenue

The Company's revenue will be a percentage of the digital music revenues generated by the Catalog. Revenues will be created by the distribution of the Catalog on digital streaming platforms including but not limited to Spotify, Pandora, Apple Music, YouTube, etc. ("Streaming Platforms"). Digital music revenue also includes individual song sales on Apple iTunes and Amazon. Digital music revenue consists of digital streaming and digital sales royalties. When the album is completed, the Company plans to use Distrokid to distribute it on the various Streaming Platforms and digital music stores. The Company will receive 20% of the gross revenue generated by the various Streaming Platforms and digital music sales.

Marketing Channels

The money raised through the crowdfunding will be used to support the Artist's marketing plan through various social media channels. The Artist's marketing plan is also calculated to increase the Artist's fanbase while also creating interest in the new album. The various social media channels that will be the focus of the Artist's marketing efforts include: Instagram, Facebook, Twitter, and others. The Artist may implement social media advertising, pitching music streaming playlists, and live event showcases as part of the marketing plan.

Key Partners

CrowdFreak offers aspiring artists a digital platform where they can discover opening act performance opportunities for national headlining artists. CrowdFreak connects the artist with these performance opportunities by working with venues and promoters to disclose performance slots via social media and their digital platform. Since inception, CrowdFreak has placed over 6,000 aspiring artists on stage through showcases and headlining concerts. CrowdFreak also helps artists promote their music on Spotify playlists. Curtis McKinnon, Respect The Writer 2 LLC Director of Marketing, is a co-founder at CrowdFreak.

The Company has also partnered with Menace Media Group, an online agency that specializes in influencer and artist growth. Menace Media Group works with creators to design and implement a growth strategy while executing influencer marketing and other strategies.

Exhibit B – Articles of Organization
Respect The Writer 2 LLC

Filed by Corporations Division Administrator   Filing Number: 220300462050   Date: 09/09/2020



LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 02/2017

ARTICLES OF ORGANIZATION

For use by DOMESTIC LIMITED LIABILITY COMPANY

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:

Article I

The name of the limited liability company is:

RESPECT THE WRITER 2 LLC

Article II

Unless the articles of organization otherwise provide, all limited liability companies formed pursuant to 1993 PA 23 have the purpose of engaging in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan. You may provide a more specific purpose:

Music company based on production, distribution and marketing for albums, in particular Respect The Writer 2.

Article III

The duration of the limited liability company if other than perpetual is:

PERPETUAL

Article IV

The street address of the registered office of the limited liability company and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: SEPTEMBER RAGLAND
2. Street Address: 15734 W 7 MILE
   Apt/Suite/Other:
   City: DETROIT
   State: MI   Zip Code: 48235
3. Registered Office Mailing Address:
   P.O. Box or Street Address: 15734 W 7 MILE
   Apt/Suite/Other:
   City: DETROIT
   State: MI   Zip Code: 48235

Signed this 9th Day of September, 2020 by the organizer(s):

Signature	Title	Title if "Other" was selected
September Ragland	Organizer	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

      ○ Decline   ◉ Accept

Filed by Corporations Division Administrator   Filing Number: 220300462050   Date: 09/09/2020

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   ARTICLES OF ORGANIZATION

for

RESPECT THE WRITER 2 LLC

                                     ID Number: 802520357

received by electronic transmission on   September 09, 2020 , **is hereby endorsed.**

Filed on   September 09, 2020, **by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 9th day of September, 2020.

Linda Clegg, Interim Director

Corporations, Securities & Commercial Licensing Bureau

Exhibit C – Operating Agreement

Limited Liability Company Agreement of
Respect The Writer 2 LLC
A Single Member Limited Liability Company

   THIS OPERATING AGREEMENT (this "Agreement") of Respect The Writer 2 LLC**,** (the "Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (the "Member").

 I. Formation.

   A. <u>State of Formation</u>. This is a Limited Liability Company Operating Agreement (the "Agreement") for Respect The Writer 2 LLC, a Manager-managed Michigan single member limited liability company (the "Company") formed under and pursuant to Michigan law.

   B. <u>Operating Agreement Controls</u>. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under Michigan law absent such a provision, this Agreement, to the extent permitted under Michigan law, shall control.

   C. <u>Primary Business Address</u>. The location of the primary place of business of the Company is:

   15734 W 7 Mile, Detroit, Michigan 48235, or such other location as shall be selected from time to time by the Member.

   D. <u>Registered Agent and Office</u>. The Registered Office and Resident Agent of the Company shall be as designated in the initial Articles of Organization/Certificate of Organization or any amendment thereof. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall be made in accordance with the Statutes, or, if different from the Statutes, in accordance with the provisions of this Agreement. If the Resident Agent shall ever resign, the Company shall promptly appoint a successor agent.

   E. <u>No State Law Partnership</u>. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II. Purposes and Powers.

A. <u>Purpose</u>. The Company is created for the following business purpose:

Respect The Writer 2 LLC (the "Company") is a Michigan limited liability company that was formed to finance and distribute the next musical album for recording artist Rocky Badd and two of her previously released singles "With You" and "Goated". Rocky Badd is an independent hip-hop artist based in Detroit, Michigan. Rocky Badd is raising capital to properly promote the next album and grow as an artist using Regulation Crowdfunding. The album "Respect The Writer 2" will consist of 16 songs and will be released in the months after the close of capital.

B. <u>Powers</u>. The Company shall have all of the powers of a limited liability company set forth under Michigan law.

C. <u>Duration</u>. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of Michigan. The Company will operate until terminated as outlined in this Agreement unless:

1. The Manager dissolves the Company because the company goes bankrupt;

2. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Michigan law;

3. It becomes unlawful for either the Member or the Company to continue in business;

4. A judicial decree is entered that dissolves the Company; or

5. Any other event results in the dissolution of the Company under federal or Michigan law.

III. Member.

A. <u>The Member</u>. The sole member of Respect The Writer 2 LLC at the time of adoption of this Agreement is September Ragland (the "Member").

B. <u>Initial Contribution</u>. The Member shall make an Initial Contribution to the Company. The Initial Contributions shall be as described in Attachment A, <u>Initial Contributions of the Member</u>.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution.

C. <u>Limited Liability of the Member</u>. Except as otherwise provided for in this Agreement or otherwise required by Michigan law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Member shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

D. <u>Creation or Substitution of New Members</u>. New Members will be assigned following a Crowdfunding campaign with the Funding Portal Amplify Funding LLC. Upon successful close of capital, Members would join the Company on a pro rata investment basis.

1. *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

2. *Partial transfer*. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

3. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

E. <u>Member Voting</u>.

1. Members from the Crowdfunding campaign will not have voting rights. They are entitled to a pro rata share of digital royalty revenue created from the Intellectual Property (IP) assigned to the Company in Attachment A.

F. Member's Duty to File Notices. The Member shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of Michigan, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Member may delegate this responsibility to a Manager at the Members' sole discretion.

G. Fiduciary Duties of the Members. The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a Manager of the Company, in which instance they shall owe only the fiduciary duties of a Manager. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

IV. Accounting and Distributions.

A. Fiscal Year. The Company's fiscal year shall end on the last day of December.

B. Distributions. Distributions shall be issued on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

A. Tax Designation. The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation or a S-Corporation at any time.

VI. Dissolution.

A. Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B. Winding Up. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members, one or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C. Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D. Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with the state of Michigan shall have been canceled in the manner required by Michigan law.

E. Accounting. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the

Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

    G. <u>Notice to Michigan Authorities</u>. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Michigan and any other appropriate state or federal authorities or agencies as may be required by law.

VII. Exculpation and Indemnification.

    A. No Member, Manager, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

    B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

    C. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

D. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

E. The foregoing provisions of this Article IX shall survive any termination of this Agreement.

VIII. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article IX or under applicable law.

IX. General Provisions.

A. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

    E. <u>Headings</u>. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

    F. <u>Controlling Law</u>. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Michigan (without regard to conflicts of law principles thereof).

    G. <u>Application of Michigan Law</u>. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Michigan law.

    H. <u>Amendment</u>. This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Michigan law.

    I. <u>Entire Agreement</u>. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Member has executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of September 09, 2020.

By: _____ *September Ragland* _____
DocuSigned by:
D3C0D25C4E72430...

Name: September Ragland
Title: Managing Member

Exhibit D – Certificate of Good Standing
Respect The Writer 2 LLC





United States of America

The State of Michigan

Department of Licensing and Regulatory Affairs

Lansing, Michigan

This is to Certify That

RESPECT THE WRITER 2 LLC

was validly authorized on September 9 , 2020, as a Michigan DOMESTIC LIMITED LIABILITY COMPANY. and said limited liability company is validly in existence under the laws of this state and has satisfied its annual filing obligations.

This certificate is issued pursuant to the provisions of 1993 PA 23 to attest to the fact that the company is in good standing in Michigan as of this date.

This certificate is in due form, made by me as the proper officer, and is entitled to have full faith and credit given it in every court and office within the United States.



In testimony whereof, I have hereunto set my hand, in the City of Lansing, this 11th day of September , 2020.

Linda Clegg, Interim Director
Corporations, Securities & Commercial Licensing Bureau

Sent by electronic transmission

Certificate Number: 20093388710

Verify this certificate at: URL to eCertificate Verification Search http://www.michigan.gov/corpverifycertificate.

Exhibit E – Financial Information
Respect The Writer 2 LLC

Respect The Writer 2 LLC
Income Statement
October 31, 2020
(Unaudited)

Income	$0.00
Total Income	**$0.00**
Expenses	$0.00
Total Expenses	**$0.00**
Net Income	**$0.00**

Respect The Writer 2 LLC
Balance Sheet
As of October 31, 2020
(Unaudited)

ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Long-term Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Opening Balance	$0.00
Capital Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIES AND EQUITY	**$0.00**


Respect The Writer 2 LLC
Statement of Cash Flows
October 31, 2020
(Unaudited)


OPERATING ACTIVITIES	
Net Income	$0.00
Adj. to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

Note 1 - General

Respect The Writer 2 LLC (the "Company) was incorporated on September 9, 2020 in the state of Michigan. The Company plans to engage in the distribution and promotion of musical content for recording artist Rocky Badd.

As of this reporting date, the company has not engaged in any business activity and will not engage until the close of offering.

I, September Ragland, certify that:

(1) the financial statements of Respect The Writer 2 LLC included in this Form are true and complete in all material respects; and
(2) this is a newly formed company, no tax returns have been filed.

DocuSigned by:

September Ragland

D3C0D25C4E72430

Owner, Managing Member

Exhibit F – Offering Page
Respect The Writer 2 LLC

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Artists
Rocky Badd
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Min. Raise: $5,000
Max. Raise: $10,000
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Respect The Writer 2 LLC
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About

Detroit-based Hip-Hop artist Rocky Badd is raising investment capital to promote and support her next album, in partnership with startup promotion company CrowdFreak.

Deal Summary

Issuer	Respect The Writer 2 LLC
Security Type	Membership Interest
Royalty Rate	10% - 20% (depending on raise amount)
Royalty Defined	Streaming & Digital Download Revenue
Catalog	Album: "Respect The Writer 2" Singles: "With You", "Goated"
Minimum Raise	$5,000
Maximum Raise	$10,000
Term	Perpetuity
Liquidation Preference	The greater of: 3X Trailing 12 Month Revenue or; 3X Initial Investment Price

Hip-Hop artist Rocky Badd is raising capital to properly promote and support her highly anticipated next album, Respect the Writer 2. This project is a follow-up to her 2019 album Respect the Writer. The deal includes the 16 song Respect the Writer 2 album and two of her previous songs, "With You" and "Goated." Investors will own a percentage of the gross digital sales and streaming recording revenue the content generates in perpetuity. Rocky Badd has teamed up with Detroit-based music promotion startup CrowdFreak to help grow her reach and fanbase, in turn, driving additional streaming and sales numbers.



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Use of Proceeds



- ● Marketing & Promotion
- ● Music Video
- ● Raise Fees
- ● Legal/Misc

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Meet the **Rocky Badd** team



Managing Member
Rocky Badd (September Ragland)

Detroit native, Rocky Badd started her musical journey when she was 6 years old. As an artist in the Detroit rap scene, Rocky became known for her ability to freestyle in various rap circles. Her true emergence into stardom came after her 2018 release of HardBody! Since the HardBody release, Rocky has gained increased notoriety from 5 additional studio albums, soaring her social media presence to 300k+ followers and YouTube views surpassing 10 million views.



Director of Marketing
Curtis McKinnon, MBA

Curtis McKinnon has dedicated a big portion of his work in the music industry to assisting aspiring artists in advancing their music career through his company CrowdFreak. CrowdFreak has helped thousands of artists gain performance opportunities across the United States, specifically in the Midwest! A recent pivot with CrowdFreak has allowed them to change the dynamics of this relationship with up and coming artists, through music distribution and playlisting!

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KPIs



Rocky Badd Streaming and Social Media Metrics
1-Year Growth, As of 11/02/2020

Spotify Popularity Index: (36/100)

Spotify Monthly Listeners
22,611

Spotify Playlist Total Reach
179,475

Listeners to Followers Ratio
0.54

Playlist Reach to Followers Ratio
4.26

Where people listen
Piscataway: 701 listeners
Chicago: 686 listeners
Los Angeles: 648 listeners
Atlanta: 641 listeners
Detroit: 601 listeners

Genres
deep pop r&b, trap queen, detroit trap

Source: Chartmetric

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Key Customers & Partners

Respect The Writer 2 LLC has partnered with Detroit-based startup CrowdFreak. CrowdFreak offers aspiring artists a digital platform where they can discover opening act performance opportunities for national headlining artists. CrowdFreak connects the artist with these performance opportunities by working with venues and promoters to disclose performance slots via social media and their digital platform. Since inception, CrowdFreak has placed over 6,000 aspiring artists on stage through showcases and headlining concerts. CrowdFreak also helps artists promote their music on Spotify playlists. Curtis McKinnon, Respect The Writer 2 LLC Director of Marketing, is a co-founder at CrowdFreak.

CROWD FREAK™

Press Mentions

Rocky has been featured and mentioned in various local and national press outlets, including: Pitchfork, Detroit Free Press, and Detroit Metro Times.

DETROIT METRO TIMES   **Pitchfork**   **Detroit Free Press**

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View our Offering Documents

Form C

Rocky Badd - Industry Metrics

Ownership Structure & Rights of Securities

The Company is offering securities in the form of LLC membership interest into the Company. Issuer is offering 100% of the LLC membership interest, whereby the Company will be entitled to 20% of the Streaming & Digital Download Revenue of the Catalog. Rocky Badd is currently the sole owner of Respect the Writer 2 LLC.

The Company agrees to sell to Investor a membership interest for $1/share, with a minimum investment of 25 shares, or $25. We will refer to this interest as the "Membership Interest." The ownership percentage assigned to your Membership Interest in the Company will be determined as a function of the amount you invest. Your interest will entitle you to a specific percentage of Digital Streaming Revenues generated by Rocky Badd's music identified in the Form C as the Catalog.

Investors will not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

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Risks & Disclosures

Investments in startups are speculative and these companies often fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup often relies on the development of a new product or service that may or may not find a market. You should carefully consider the risks associated with this type of investment, security, and business before making any investment decision. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please refer to Form C for additional risks and disclosures related to the offering.

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Exhibit G – Industry Metrics
Respect The Writer 2 LLC

Rocky Badd Streaming and Social Media Metrics

1-Year Growth, As of 11/02/2020

Spotify Popularity Index: (36/100)

Spotify Monthly Listeners
22,611

Spotify Playlist Total Reach
179,475

Listeners to Followers Ratio
0.54

Playlist Reach to Followers Ratio
4.26

Where people listen
Piscataway: 701 listeners
Chicago: 686 listeners
Los Angeles: 648 listeners
Atlanta: 641 listeners
Detroit: 601 listeners



Genres
deep pop r&b, trap queen, detroit trap



Spotify Followers
42,091 total
15,407 (57.74%)



Spotify Monthly Listeners
22,611 total
-24,595 (-52.10%)



Facebook Likes
7,686 total
278 (3.75%)



Facebook Talks
8 total
-5 (-38.46%)



Instagram Followers
332,320 total
14,459 (4.55%)



Twitter Followers
6,321 total
303 (5.03%)



Youtube Channel Subscribers
63,000 total
5,000 (8.62%)



Youtube Channel Views
10,872,198 total
2,173,047 (24.98%)



Soundcloud Followers
7,139 total
1,518 (27.01%)



Deezer Fans
140 total
56 (40.00%)



Twitter Retweets
3 total
-8 (-72.73%)



CPP Rank
76,180 total
-6,918 (-8.33%)


Fan Metrics
*Averages are calculated over the last 28-days of available data.
70K
Average CPP Rank
39
Average Daily New Followers
-157
Daily Change in Average Monthly Listeners
186.15
Fan Conversion Rate
36
Spotify Popularity
70
Average Daily New Followers
CPP Rank
Learn More
76,180
Last updated yesterday
Spotify Followers
42,091
Last updated yesterday
Spotify Monthly Listeners
Spotify Fan Conversion Rate
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
Jan '20
May '20
Sep '20
Spotify Popularity Index
Instagram Followers
YouTube Subscribers
YouTube Channel Views
Total Channel Views: 8 699 151
Change: 0
Wednesday, Aug 26, 17:00













Deezer Fans
140
Last updated yesterday
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
Jan '20 May '20 Sep '20
Facebook Fans
7,686
Last updated yesterday
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
Jan '20 May '20 Sep '20
Facebook Talks
8
Last updated yesterday
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
75
50
25
0
Jan '20 May '20 Sep '20
Twitter Followers
6,321
Last updated yesterday
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
6200
Jan '20 May '20 Sep '20
Twitter Retweets
51
Last updated yesterday
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
20
Jan '20 May '20 Sep '20
Soundcloud Followers
Zoom 1m 3m 6m 1y All
From Nov 2, 2019 To Nov 2, 2020
7000
6000
Jan '20 May '20 Sep '20

332,320	6,558	147	2.02%
FOLLOWERS	AVG LIKES / POST ⓘ	AVG COMMENTS / POST ⓘ	ENGAGEMENT RATE ⓘ

Instagram Audience Analysis by Followers

[Followers] [Likes]

Audience Gender / Age



- Male 42.91%
- Female 57.09%

Audience Ethnicity ⓘ



African American	70.64%
White / Caucasian	19.91%
Asian	6.42%
Hispanic	3.03%

Audience Languages ⓘ



English	98.24%
French	0.40%
Spanish	0.28%
Arabic	0.21%

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Instagram Fan Location ⓘ



Top Countries



🇺🇸 United States	93.56%
🇨🇦 Canada	0.69%
🇳🇬 Nigeria	0.45%
🇬🇧 United Kingdom	0.45%

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Top Cities



🇺🇸 Detroit	15.27%
🇺🇸 Atlanta	3.32%
🇺🇸 Los Angeles	2.69%
🇺🇸 New York City	2.07%

View More

Exhibit H - Investment Agreement
Respect The Writer 2 LLC

INVESTMENT AGREEMENT

This is an Agreement, entered into on <Insert Date> by and between Respect The Writer 2 LLC, a limited liability company (the "Company") and you ("Investor").

Relevant Background Information

Investor desires to purchase a membership interest in the Company offered through www.amplifyx.com ("Crowd-funding platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration [the payment by the Investor in exchange for the membership interest in the Company] and intending to be legally bound, the parties hereby agree as follows:

1.0 <u>**Defined Terms**</u>: Capitalized terms that are not defined herein shall have the meanings given to them by the Company in the Company's Form C and/or the Form C attachments (hereinafter, collectively the "Form C"). The Form C may be obtained by visiting the Crowd-funding platform and clicking on the "Form C" link in the deal room. We sometimes refer to the Company using terms like "we" or "us," and to Investor using terms like "you" or "your."

2.0 Purchase of Membership Interest

2.1. Subject to the terms and conditions set forth herein, the Company hereby agrees to sell to Investor, and Investor hereby agrees to purchase from Company, a membership interest for $1/share, with a minimum investment of 25 shares, or $25. We will refer to this interest as the "<u>Membership Interest.</u>" The ownership percentage assigned to your Membership Interest in the Company will be determined as a function of the amount you invest. Your interest will entitle you to a specific percentage of Digital Streaming Revenues generated by Rocky Badd's music identified in the Form C as the Catalog.

2.2 Limitations on Membership Interests: The Membership interests that you would acquire as an Investor will be limited to the right to receive the percentage of digital streaming commensurate with your investments. There will be no voting rights.

3.0 Our Right to Reject Investment. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4.0 No Certificate. You will not receive a paper certificate representing your investment, i.e. your Membership Interest.

5.0 Representations of Investor: You promise that:

5.1. **Accuracy of Information.** All of the information you provide is accurate. We are relying on you to provide accurate information. If any of the information you have provided changes prior to our acceptance of your investment, you promise to promptly notify us. If any of the information you have given to us is inaccurate and we are damaged as a result, you will indemnify us, meaning you will be responsible for any damages we sustain.

5.2. **Review of Information.** You have read all of the information in the Form C. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with potential distributions of revenue generated by the distribution of the Catalog.

5.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose your entire investment. Without limiting that statement, you have reviewed and understand all of the risks described in the Form C and the attachments.

5.4 **No Representations.** Nobody has made any promises or representations to you, except for the information in Form C. Nobody has guaranteed any specific outcome of your investment.

5.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

5.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Membership Interest. Your investment will not violate any contract you have entered into with someone else.

5.7. **Acting on Your Own Behalf.** You are acting on your own behalf in purchasing the Membership Interest, not on behalf of anyone else or any undisclosed entity.

5.8. **Investment Purpose.** You are purchasing the Membership Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

5.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.10. **Financial Wherewithal.** You can afford this investment, even if you lose the entire investment.

5.11. **No Government Approval.** You understand that no federal, state or local authority has reviewed this Investment Agreement and/or the terms set forth herein or made any finding relating to the value or fairness of the investment.

5.12. **Restrictions on Transfer.** You understand that the Membership Interest may not be transferrable, and that securities laws also limit transfer of securities in certain situations over a specific period of time. It is possible that you will be required to hold the LLC Interest indefinitely.

5.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.14. **Tax Treatment.** We have not promised you any particular tax outcome as a result of your investment. You should contact your accountant if you have questions regarding the tax treatment of your investment and/or any revenues you receive as a result of the investment.

5.15. **Past Performance.** You understand that even if the Artist associated with this investment has been successful in the past, this is no guaranty that your investment will be successful.

5.16. **Money Laundering.** The money you are investing is not being invested as part of a money-laundering scheme or any other illegal activity. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information.

5.17. **Additional Documents.** You will execute any additional documents that we determine are necessary to complete the investment.

5.18. **Authority.** If the Investor is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5.19. **Investment Fees.** You will pay the $5 Amplify service fee. This fee is to subsidize the cost for AML, KYC, escrow services, payment processing, and other fees associated with use of the platform.

6.0 Confidentiality. The information on the Site, including the information in the Form C is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Membership Interest.

7.0 Liquidity Preference. In the event of an issuer buyback or liquidation event, the Issuer or acquiring party has the right to purchase the shares from the investors at the greater of 3 times the initial purchase price or 3 times the trailing 12-month pro rata revenue.

8.0 Governing Law. Your relationship with us shall be governed by Michigan law, without taking into account principles of conflicts of law.

9.0 Limitations/Indemnity

9.1 **Limitation of Liability.** WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You cannot sue us for anything else.

9.2 **Limitation on Damages.** NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, COMPANY'S AGGREGATE MONETARY LIABILITY FOR ANY CLAIM OR CLAIMS (REGARDLESS OF THE FORM OF ACTION) RELATING TO THIS AGREEMENT, WHETHER PRIOR OR SUBSEQUENT TO ITS TERMINATION, SHALL EXCEED THE TOTAL AMOUNT INVESTED.

9.3 **Indemnification by Issuer.** Issuer shall indemnify and hold Amplify harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) arising out of or in connection with (i) a breach of this Agreement by Issuer; (ii) the operation of Issuer's business; or (iii) the offering or sale of securities by Issuer. Issuer shall promptly notify Amplify of any actual or threatened claim by an investor relating to the Offering.

9.5 **No Class Action Claims.** NO LITIGATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same action unless those persons are parties to a single transaction.

10.0 Consent to Electronic Delivery. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11.0 Notices. All notices between us will be electronic. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12.0 Miscellaneous Provisions.

12.1. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

12.2. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the date first written above.

By:

Investor Signature

ACCEPTED

ISSUER

By:

It's Manager: